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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)
                           COMMUNICATION CABLE, INC.
                                (Name of Issuer)
                    Common Stock, Par Value $1.00 Per Share
                         (Title of Class of Securities)
                                  203378 10 4
                                 (CUSIP Number)
                             ROBERT S. JEPSON, JR.
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                           KUHLMAN ACQUISITION CORP.
                              KUHLMAN CORPORATION
                           3 SKIDAWAY VILLAGE SQUARE
                            SAVANNAH, GEORGIA 31411
                           TELEPHONE: (912) 598-7809
                      (Name, Address and Telephone Number
          of Person Authorized to Receive Notices and Communications)
                                WITH COPIES TO:
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
                   RICHARD A. WALKER, ESQ.                                         PATRICK DAUGHERTY, ESQ.
                       GENERAL COUNSEL                                    NELSON MULLINS RILEY & SCARBOROUGH, L.L.P.
                     KUHLMAN CORPORATION                                                  SUITE 3350
                  3 SKIDAWAY VILLAGE SQUARE                                         100 NORTH TRYON STREET
                   SAVANNAH, GEORGIA 31411                                   CHARLOTTE, NORTH CAROLINA 28202-4000
                  TELEPHONE: (912) 598-7809                                       TELEPHONE: (704) 417-3000
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                                JANUARY 3, 1996

            (Date of event which requires filing of this statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].
     Check the following box if a fee is being paid with this statement  [ ].

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
          CUSIP NO. 203378 10 4                                13D
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
        1    Names of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above Persons:
             KUHLMAN ACQUISITION CORP.                     58-2132248
        2    Check the Appropriate Box if a Member of a Group
             (a) [X]
             (b)
        3    SEC Use Only
        4    Source of Funds:
             AF, BK
        5    [ ] Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
        6    Citizenship or Place of Organization:
             NORTH CAROLINA
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

 Number of Shares          7         Sole Voting Power:
 Benefically Owned                   315,703
 By Each Reporting
 Person With
                           8         Shared Voting Power:
                                     0

                           9         Sole Dispositive Power:
                                     315,703

                          10         Shared Dispositive Power:
                                     0


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
       11    Aggregate Amount Beneficially Owned by Each Reporting Person:
             315,703 SHARES, INCLUDING 315,603 SHARES PURSUANT TO A STOCK OPTION AGREEMENT
       12    [ ] Check if the Aggregate Amount in Row (11) Excludes Certain Shares
       13    Percent of Class Represented by Amount in Row (11):
             12.0% OF ALL SHARES ASSUMED TO BE OUTSTANDING (11.2% ASSUMING EXERCISE OF ALL EXERCISABLE OPTIONS ASSUMED TO BE
             OUTSTANDING)
       14    Type of Reporting Person:
             CO
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
          CUSIP NO. 203378 10 4                                13D
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
        1    Names of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above Persons:
             KUHLMAN CORPORATION                     58-2058047
        2    Check the Appropriate Box if a Member of a Group
             (a) [X]
             (b)
        3    SEC Use Only
        4    Source of Funds:
             WC, BK
        5    [ ] Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
        6    Citizenship or Place of Organization:
             DELAWARE
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

 Number of Shares         7         Sole Voting Power:
 Beneficially Owned                 315,703
 By Each Reporting
 Person With
                          8         Shared Voting Power:
                                    0

                          9         Sole Dispositive Power:
                                    315,703

                         10         Shared Dispositive Power:
                                    0

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
       11    Aggregate Amount Beneficially Owned by Each Reporting Person:
             315,703 SHARES, INCLUDING 315,603 SHARES PURSUANT TO A STOCK OPTION AGREEMENT
       12    [ ] Check if the Aggregate Amount in Row (11) Excludes Certain Shares
       13    Percent of Class Represented by Amount in Row (11):
             12.0% OF ALL SHARES ASSUMED TO BE OUTSTANDING (11.2% ASSUMING EXERCISE OF ALL EXERCISABLE OPTIONS ASSUMED TO BE
             OUTSTANDING)
       14    Type of Reporting Person:
             CO
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     Kuhlman Acquisition Corp. and Kuhlman Corporation hereby amend their
Statement on Schedule 13D, dated November 29, 1995 (the "Statement"), covering shares (the "Shares") of common stock, par value $1.00 per share, of
Communication Cable, Inc. This Amendment No. 1 to the Statement is being jointly filed by Kuhlman Acquisition Corp. and Kuhlman Corporation pursuant to a joint filing agreement filed herewith as Exhibit 1.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
     On January 3, 1996, Kuhlman Corporation issued a press release announcing that it had exercised its option to acquire all of Mr. Fore's Shares at a purchase price of $12.00 per Share. A copy of such press release is attached hereto as Exhibit 2 and is incorporated herein by reference.
ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.
     Exhibit 1 -- Joint Filing Agreement between Kuhlman Acquisition Corp. and
Kuhlman Corporation
     Exhibit 2 -- Press Release dated January 3, 1996




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                                   SIGNATURES
     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.
Date: January 4, 1996
                                         KUHLMAN CORPORATION
                                         BY /S/ ROBERT S. JEPSON, JR.
                                            ROBERT S. JEPSON, JR.
                                           CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                                         KUHLMAN ACQUISITION CORP.
                                         BY /S/ ROBERT S. JEPSON, JR.
                                            ROBERT S. JEPSON, JR.
                                           CHAIRMAN AND CHIEF EXECUTIVE OFFICER

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                                 EXHIBIT INDEX
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EXHIBIT NO.                                 DESCRIPTION
     1        Joint Filing Agreement between Kuhlman Acquisition Corp. and Kuhlman
              Corporation
     2        Press Release dated January 3, 1996
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